For Immediate Release

Nexen’s Annual General Meeting and
First Quarter Conference Call – April 27, 2011

Calgary, Alberta, April 18, 2011 – Nexen Inc. will hold its Annual General Meeting of Shareholders on Wednesday, April 27, 2011 at 11:00 a.m. Mountain Time (1:00 p.m. Eastern Time) at the Fairmont Palliser Hotel in Calgary, Alberta.

An archived video of the meeting will be available on our website at www.nexeninc.com two business days after the conclusion of the meeting and will remain on our website for six months.

First Quarter 2011 Earnings Release and Conference Call

Nexen Inc. will discuss its 2011 first quarter financial results in a conference call on Wednesday, April 27, 2011 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time). Marvin Romanow, President and CEO, and Kevin Reinhart, Executive Vice President and CFO will discuss the financial and operating results and expectations for the future.

Conference Call Details:

Date: Time:	Wednesday, April 27, 2011 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

To listen to the conference call, please call one of the following:

416-695-7848 (Toronto)
800-766-6630 (North American toll-free)
800-4222-8835 (International toll-free)

We invite you to visit our website at www.nexeninc.com to listen to a live webcast of the conference call. The webcast will be archived under the Investors section of our website.

A replay of the call will be available for two weeks starting at 9:00 a.m. Mountain Time, April 27 by calling 905-694-9451 (Toronto) or 800-408-3053 (toll-free) passcode 4406421 followed by the pound sign.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. We add value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For further information, please contact:

Kim Woima, CA
Manager, Investor Relations
(403) 699-5821

Tim Chatten, P.Eng
Analyst, Investor Relations
(403) 699-4244

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com